Mail Stop 4561

April 30, 2007

Gregory A. Smith
Senior Vice President and Chief Financial Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin

> **RE:** **Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-15403**

Dear Mr. Smith,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 60

1.	We note the "Other" line item in the operating section of your statement of cash flows has increased significantly the past three years and is approximately 64% of total operating cash flows on an absolute basis. Please revise future filings to present sufficient detail in your operating section so the "Other" line item is not unduly large.

Note 1. Summary of Significant Accounting Policies, page 64

2.   Please revise future filings to clearly describe your policy for classifying loans as held for sale or held for portfolio at origination. Separately, disclose your policy for reclassifying loans as held for sale subsequent to origination.

Note 10. Variable Interest Entities and Financial Asset Sales, page 81

3.   Please address the following information regarding your program to sell debt securities classified as available for sale to an unconsolidated qualifying special purpose entity.

        a. Revise future filings to disclose the amount of debt securities sold during each of the last three years.

        b. Tell us the nature of the securities sold during these periods, and provide us with a table of securities sold by obligor.

        c. Revise future filings to disclose the realized gain or loss recorded on these sales during the last three years.

        d. Tell us the approximate remaining maturity of the debt securities sold during the last three years.

        e. Tell us in detail and briefly disclose in future filings how you determine which debt securities to sell.

        f. Tell us the business purpose for selling the securities to a trust rather than to an independent third party.

        g. Tell us how you considered this sales activity in making your determination that you have the ability and intent to hold temporarily impaired investment securities until a recovery of fair value, which may be maturity.

        h. You state on page 83 that the swaps are designated as trading on your consolidated balance sheet. Please revise future filings to discuss the extent to which you mitigate the risk of these swaps by entering into offsetting swap contracts with independent third parties.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief